December 20, 1996



John Hancock Investment Trust
101 Huntington Avenue
Boston, MA 02199

RE: Rule 24e-2 Notice for John Hancock Investment Trust File Nos. 2-10156; 811-0560 (0000022370)


Ladies and Gentlemen:

In connection with the filing of Amendment No. 29 pursuant to Rule 24e-2 under the Investment Company Act of 1940, as amended, registering by Post-Effective Amendment No. 77 under the Securities Act of 1933, as amended, 19,472 shares of John Hancock Investment Trust (the "Trust") sold in reliance upon Rule 24e-2 during the fiscal year ending August 31, 1996, it is the opinion of the undersigned that such shares will be legally issued, fully paid and nonassessable.

In connection with this opinion it should be noted that the Trust is an entity of the type generally known as a "Massachusetts business trust." Under Massachusetts law, shareholders of a Massachusetts business trust may be held personally liable for the obligations of the Trust. However, the Trust's Declaration of Trust disclaims shareholder liability for obligations of the Trust and indemnifies any shareholder of the Trust, with this indemnification to be paid solely out of the assets of the Trust. Therefore, the shareholder's risk is limited to circumstances in which the assets of the Trust are insufficient to meet the obligations asserted against such assets.


                                                  Sincerely,

                                                  /s/ Alfred P. Ouellette

                                                  Alfred P.Ouellette
                                                  Assistant Secretary
                                                  Member of Massachusetts Bar